United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ______________

Commission file number:  1-9210

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Occidental Petroleum Corporation Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Occidental Petroleum Corporation

5 Greenway Plaza, Suite 110

Houston, Texas 77046

OCCIDENTAL PETROLEUM CORPORATION

SAVINGS PLAN

Index

		Page

Report of Independent Registered Public Accounting Firm		3

Statements of Net Assets Available for Benefits - As of December 31, 2020 and 2019		4

Statements of Changes in Net Assets Available for Benefits - Years ended December 31, 2020 and 2019		5

Notes to Financial Statements		6

Supplemental Schedules *

1	Schedule H, Line 4i – Schedule of Assets (Held at End of Year) - December 31, 2020	23

2	Schedule H, Line 4j – Schedule of Reportable Transactions - Year ended December 31, 2020	24

Signatures		25

Exhibit Index		26

* Other supplemental schedules have been omitted because they are not applicable or are not required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended.

Report of Independent Registered Public Accounting Firm

To the Occidental Petroleum Corporation Pension and Retirement Plan Administrative Committee and
Plan Participants of Occidental Petroleum Corporation Savings Plan
Houston, Texas
Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Occidental Petroleum Corporation Savings Plan (the Plan) as of December 31, 2020 and 2019, and the related statements of changes in net assets available for benefits for the years ended December 31, 2020 and 2019, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the years ended December 31, 2020 and 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Plan management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplementary Information

The supplementary information in the accompanying schedule of assets (held at end of year) as of December 31, 2020 and schedule of reportable transactions for the year ended December 31, 2020 have been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplementary information is the responsibility of Plan management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplementary information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

We have served as the Plan’s auditor since 2016.

Houston, Texas
June 28, 2021

OCCIDENTAL PETROLEUM CORPORATION
SAVINGS PLAN
Statements of Net Assets Available for Benefits
As of December 31, 2020 and 2019
(Amounts in thousands)

	2020	2019
Assets:
Investments:
At fair value:
Common/collective trusts	$5,947	$8,524
Common stock	227,385	391,939
Plan interest in master trust accounts	1,780,828	1,590,631
Total investments at fair value	2,014,160	1,991,094
At contract value:
Plan interest in master trust accounts	302,238	299,106
Total investments at contract value	302,238	299,106

Receivables:
Notes receivable from participants	21,973	21,578
Interest and dividends	133	7,548
Participant contribution	2,586	136
Employer contribution	1,897	82
Total receivables	26,589	29,344
Total assets	2,342,987	2,319,544

Net assets available for benefits	$2,342,987	$2,319,544

See accompanying notes to the financial statements.

OCCIDENTAL PETROLEUM CORPORATION
SAVINGS PLAN
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2020 and 2019
(Amounts in thousands)

	2020	2019
Changes to net assets attributable to:
Investment income (loss):
Interest	$44	$249
Dividends	8,223	28,463
Net depreciation in fair value of investments	(218,925)	(181,803)
Plan interest in master trust accounts investment income	228,346	332,563
Other	—	91
Total investment income	17,688	179,563

Interest income on notes receivable from participants	1,192	1,322
Contributions:
Participant	107,251	101,651
Employer	84,044	76,676
Participant rollovers	97,692	15,606
Total contributions	288,987	193,933
Deductions:
Benefits paid to participants	284,320	232,943
Administrative expenses	856	1,002
Total deductions	285,176	233,945

Net increase	22,691	140,873

Transfer from Anadarko Employee Savings Plan	752	—
Net assets available for benefits:
Beginning of year	2,319,544	2,178,671
End of year	$2,342,987	$2,319,544

See accompanying notes to the financial statements.

OCCIDENTAL PETROLEUM CORPORATION
SAVINGS PLAN
Notes to Financial Statements
December 31, 2020 and 2019

(1)    Description of the Plan

The following description of the Occidental Petroleum Corporation Savings Plan (the Plan) provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a)    General

The Plan is a defined contribution plan generally available to certain employees of Occidental Petroleum Corporation (Oxy, or the employer), a Delaware corporation, and participating subsidiaries (collectively, the Company). On August 8, 2019, pursuant to the Agreement and Plan of Merger dated as of May 9, 2019, Oxy acquired all of the outstanding shares of Anadarko Petroleum Corporation (Anadarko), with Anadarko continuing as an indirect, wholly owned subsidiary of Oxy. As a result Anadarko employees became eligible to participate in the Plan effective August 8, 2019.

The Plan is intended to be a tax-qualified plan containing a qualified cash or deferred arrangement and employee stock ownership plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

(b)    Plan Administration

The Plan is administered by the Pension and Retirement Trust and Investment Committee as to investment decisions and by the Pension and Retirement Plan Administrative Committee as to all matters except investment decisions (these two committees are herein referred to collectively as the Committees). Prior to March 25, 2020, members of the Committees were selected by the board of directors of Oxy (the Board). Effective March 25, 2020, Oxy amended the Plan to provide that a fiduciary appointment officer would have sole authority to appoint, remove, and monitor members of the Committees. The Committees have been given all powers necessary to carry out their respective duties, including, but not limited to, the power to administer and interpret the Plan and to answer all questions affecting eligibility of participants.  Bank of New York Mellon Trust Company N. A. (the Trustee) is the trustee and custodian of the trust fund, which holds all of the assets of the Plan.

(c)    Contributions

Participant Contributions – Each year, participants may contribute up to the maximum contribution percentage of compensation to the Plan on a before- or after-tax basis, or in any combination thereof, subject to certain Internal Revenue Code (IRC) limitations.  For 2020 and 2019, the employee contribution percentage limits were 30% for non-Highly Compensated Employees and 15% for Highly Compensated Employees. Participants age 50 or older by the end of the Plan year were permitted to contribute additional before-tax catch-up contributions to the Plan up to $6,500 for 2020 and $6,000 for 2019. The Plan permits Roth contributions and in-plan Roth rollover contributions.

    Newly eligible participants who do not affirmatively elect to opt out of making contributions are automatically enrolled in the Plan with a before-tax contribution amount of 5% of base pay.

Employer Matching Contributions – The employer matching contributions for non-collectively bargained employees is an amount equal to 200% of a participant’s contribution up to the first 2% of eligible compensation, and 100% of the next 3% of eligible compensation. Certain collectively bargained employees also fall under this matching formula, as negotiated by their respective unions. Other collectively bargained employees received employer matching contributions between 85% and 100%, as negotiated by their respective unions, up to the first 6% of eligible compensation that a participant contributes to the Plan. All employer contributions are invested in the Oxy Stock Fund.  All vested participants may elect to transfer their employer matching contributions to other investment funds.

The Plan allows active employees who are eligible to participate in the Plan to roll over into the Plan all or part of the taxable money received in an eligible rollover distribution from another employer's tax-qualified retirement plan.

In conjunction with the acquisition of Anadarko described above, Anadarko employees eligible to participate in the Plan were allowed to roll their Anadarko Employee Savings Plan balances into the Plan as part of a group rollover. The group rollover occurred on October 13, 2020 and totaled approximately $74 million. This amount is included with participant rollovers on the statement of changes in net asset available for benefits.

(d)    Participant Accounts

    All participant contributions and the earnings thereon are allocated to each participant’s accounts and are invested in accordance with the participant’s investment elections in accordance with Section 404(c) of ERISA. Participants who do not make an investment election are automatically enrolled in the Plan’s qualified default investment alternative.

Each participant’s account is credited with the participant’s elected contribution, the employer’s respective matching contribution, and allocations of the respective fund’s investment income and losses, and investment manager fees.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(e)    Vesting

Participants are vested immediately in their contributions and employer matching contributions, plus actual earnings thereon. Participants are also fully vested in dividends paid on the portion of their employer matching contributions invested in the Oxy Stock Fund.

(f)    Notes Receivable From Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum amount equal to the lesser of (i) $50,000 reduced by the highest outstanding principal loan balance during the preceding 12 months, if any; (ii) 50% of their vested account balance; or (iii) an amount that would require monthly payroll deductions for repayment not greater than 25% of the participant's monthly base compensation. Loan terms may range from one to five years for general purpose loans and six to ten years for primary residence loans. The maturity dates on currently outstanding notes receivable from participants range from January 2021 to October 2030. The loans are secured by the balance in the participant's account at the time the loan is approved. Loan interest rates are fixed on first day of the month prior to the calendar month in which the loan is funded and rates are reasonable compared to similar loans issued by other lenders, in accordance with the Plan. Interest rates ranged from 3% to 7% on loans outstanding as of December 31, 2020 and December 31, 2019. Principal and interest are paid ratably through payroll deductions.

Pursuant to the Coronavirus Aid, Relief, and Economic Security Act (the CARES Act) that was signed into law on March 27, 2020, effective April 21, 2020 the Plan adopted the temporary loan repayment suspension provision of the CARES Act. This provision allowed qualified individuals to suspend loan repayments due from March 27, 2020 through December 31, 2020 until January 2021. In addition, as allowed by the CARES Act, the Plan temporarily increased the maximum loan amount available to the lesser of $100,000 or 100% of a qualified individual's vested balance. This temporary increase was available from April 21, 2020 to September 22, 2020.

As part of the group rollover described above, during the year ended December 31, 2020 approximately $752,000 of participant loans were transferred to the Plan from the Anadarko Employee Savings Plan.

(g)    Distributions

Generally, on termination of service, participants may elect to receive the vested portion of their account balance under one of the distribution options allowed by the Plan.  Participants may elect to receive distributions from their vested account balance in the Oxy Stock Fund in cash or in shares of Oxy common stock.

Pursuant to the CARES Act, effective April 21, 2020 the Plan adopted the provisions of the CARES Act that allowed for qualified individuals to make a Coronavirus-Related Distribution (CRD) of up to $100,000 beginning on or after January 1, 2020 and before December 31, 2020. Participants have up to three years to repay the CRD. The portion of a CRD that is not repaid by a participant will be taxable income to the participant, but the 10% early withdrawal penalty is waived.

(h)    Forfeited Accounts

Forfeited nonvested accounts are used to pay reasonable costs of administering the Plan and reduce employer contributions. At December 31, 2020 and 2019, the balance of forfeited nonvested accounts was not material. Increases to the forfeiture account balance are primarily related to nonvested account balances of previously terminated participants and the forfeiture of unclaimed benefits, in accordance with the Plan document. These amounts are expected to be used to reduce future contributions, or reinstate account balances if such participants are located.

During 2020 and 2019, no forfeitures were used to reduce employer contributions.

(i)    Expenses

Certain administrative fees are paid by participants through their Plan accounts. Other expenses of maintaining the Plan are paid by the Company and are excluded from these financial statements. Investment related expenses are included in net depreciation in fair value of investments.

(2)    Summary of Significant Accounting Policies

(a)    Basis of Accounting

The financial statements of the Plan are prepared on the accrual method of accounting.

(b)    Use of Estimates

The process of preparing financial statements in conformity with United States generally accepted accounting principles (U.S. GAAP) requires management to make informed estimates and judgments regarding certain types of financial statement balances and disclosures. Changes in facts and circumstances or discovery of new information relating to such transactions and events may result in revised estimates and judgments and actual results may differ from estimates upon settlement but generally not by material amounts. Management believes that these estimates and judgments provide a reasonable basis for the fair presentation of the Plan’s financial statements.

(c)    Investment Valuation and Income Recognition

The Plan’s investments are reported at fair value, with the exception of fully benefit-responsive investment contracts, which are reported at contract value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for a discussion of fair value measurements. See Note 4 for a discussion of contract value investments.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on an accrual basis.  Dividends are recorded on the ex-dividend date. Net depreciation in fair value of investments includes gains and losses on investments bought and sold as well as held during the year.

(d)    Payment of Benefits

Benefits are recorded when paid.

(e)    Notes Receivable From Participants

Notes receivable from participants are measured at their unpaid principal balance, plus any accrued but unpaid interest and classified as a note receivable in the accompanying statements of net assets available for benefits. Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the Plan.

(f)    Reclassifications

Certain amounts in prior years have been reclassified to conform to the current year’s presentation.

(g)    Recently Issued Accounting Pronouncements

In August 2018, the Financial Accounting Standards Board issued Accounting Standards Update (ASU) 2018-13 "Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement," (ASU 2018-13). ASU 2018-13 modifies the disclosure requirements of fair value measurements in Accounting Standards Codification (ASC) Topic 820. It is effective for all reporting periods beginning after December 15, 2019. The Plan's adoptions of this guidance did not have a material impact on these financial statements.

(3)     Fair Value Measurements

Plan assets are measured at fair value, based on the priorities of the inputs to valuation techniques used to measure fair value, in a three-level fair value hierarchy: Level 1 – using quoted prices in the active markets for identical assets or liabilities; Level 2 – using observable inputs other than quoted prices for identical assets or liabilities; and Level 3 – using unobservable inputs. Transfers between levels, if any, are recognized at year end.

The following is a description of the valuation methodologies used for the Plan assets that are measured at fair value:

(a)    Common Stocks and Preferred Stocks

Common stocks and preferred stocks are valued at the closing price reported on the active market on which the individual securities are traded.

(b)    Mutual Funds

Generally, mutual funds are valued at the net asset value (NAV) of the shares held by the Plan.  If publicly registered, the value of the mutual fund can be obtained through quoted market prices in active markets.

(c)    Short-Term Investment Fund

The short-term investment fund is valued at the NAV of the shares held by the Plan.

(d)    Common/Collective Trusts

The common/collective trusts are valued at the NAV of the units provided by the fund issuer.  The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less liabilities. At December 31, 2020 and 2019, there were no redemption restrictions on these investments.

(e)    Corporate Bonds

Corporate bonds are valued using quoted market price when available.  If quoted market prices are not observable, corporate bonds are valued using pricing models with market observable inputs from both active and non-active markets.

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2020 and 2019 (amounts in thousands).  The tables do not include the Plan’s interest in master trust accounts presented in separate individual tables (see Note 6).

	Assets at fair value as of December 31, 2020
	Level 1	Total
Common stock
Occidental Petroleum Corporation	$227,385	$227,385
Total assets the fair value hierarchy, excluding
Plan’s interest in master trusts, at fair value	227,385	227,385

Investments measured at NAV:
Common/collective trusts		5,947
Investments at fair value, excluding
Plan’s interest in master trusts	$227,385	$233,332

	Assets at fair value as of December 31, 2019
	Level 1	Total
Common stock
Occidental Petroleum Corporation	$391,939	$391,939
Total assets the fair value hierarchy, excluding
Plan’s interest in master trusts, at fair value	391,939	391,939

Investments measured at NAV:
Common/collective trusts		8,524
Investments at fair value, excluding
Plan’s interest in master trusts	$391,939	$400,463

(4)     Guaranteed Investment Contracts Master Trust Account

The Plan invests in a Guaranteed Investment Contracts (GIC) Master Trust Investment Account, managed by Invesco (GIC MTIA). The account’s key objectives are to provide daily liquidity at contract value for participant withdrawals and transfers in accordance with the provisions of the Plan. To accomplish these objectives, the GIC MTIA invests primarily in wrapper contracts also known as synthetic GICs.

Because the synthetic GICs are fully benefit-responsive, contract value is the relevant measure for the GIC MTIA. Contract value, as reported to the Plan by Invesco, represents contributions made under the contract, plus earnings, less participant withdrawals, and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value for the synthetic GICs is determined based on the fair value of the underlying assets, which consist of various fixed income common/collective trusts.

Crediting interest rate resets are applied to specific investment contracts, as determined at the time of purchase.  The reset values for security-backed investment interest rates are a function of contract value, market value, yield, and duration.  General account investment rates are based on a predetermined index rate of return plus a fixed-basis point spread. The relationship of future crediting interest rates and the adjustment to contract value reported on the statement of net assets available for benefits is provided through the mechanism of the crediting interest rate formula. The difference between the contract value and the fair market value of the investments of each contract is periodically amortized into each contract’s crediting interest rate. The key factors that influence future crediting interest rates for the synthetic GIC and the wrapper contracts include, but are not limited to, the level of market interest rates, the Plan cash flow, the investment returns generated by the fixed income investments that back the contract or the duration of the underlying investments backing the contract.

The following represents the disaggregation of contract value between types of investment contracts held by the Plan (amounts in thousands):

	As of December 31,
	2020	2019
Common/collective trust	$7,913	$15,095
Synthetic guaranteed investment contracts:
Common/collective trusts	432,757	420,799
Total synthetic guaranteed investment contracts	432,757	420,799

Total investments	$440,670	$435,894

The Plan’s ability to receive amounts due is dependent on the contract issuer’s ability to meet its financial obligations. The contract issuer’s ability to meet its contractual obligations may be affected by future economic and regulatory developments.

There are certain events not initiated by participants that limit the ability of the GIC MTIA to transact with the contract issuer at contract value.  These events include, but are not limited to: (i) termination of the Plan, (ii) company election to withdraw from a contract in order to change investment provider, and (iii) termination of a contract upon short notice due to the loss of the Plan’s qualified status or material and adverse changes to the Plan’s provision.  The Committees are not aware of any such event being contemplated at this time.

In addition, certain events allow the contract issuer to terminate the contracts with the Plan and settle at an amount different from contract value. Such events include, but are not limited to: (i) a breach of material obligation under the contract, (ii) a material misrepresentation, and (iii) a material amendment to the agreement without the consent of the contract issuer.

(5)    Oxy Stock Fund

The Oxy Stock Fund is a unitized stock fund which includes shares of Oxy’s common stock, valued at quoted market price, and may also include interest earning cash.

Information regarding the net assets and the significant components of the changes in net assets relating to the Oxy Stock Fund, which includes both participant-directed and non-participant-directed investments, is as follows (amounts in thousands):

	As of December 31,
	2020	2019
Net assets:
Common/collective trust	$5,521	$8,339
Oxy common stock	227,385	391,939
Interest and dividends receivable	133	7,548
	$233,039	$407,826

	Year ended December 31,
	2020	2019
Changes in net assets:
Contributions	$86,955	$81,827
Investment income	8,265	28,703
Net depreciation in fair value of investments	(224,806)	(181,629)
Transfers between funds	(12,788)	(20,874)
Benefits paid to participants	(32,344)	(43,471)
Administrative expenses	(69)	(83)
Changes in net assets	$(174,787)	$(135,527)

(6)    Plan Interest in Master Trust Accounts

The Plan participates in the Occidental Petroleum Corporation Defined Contribution Plan Master Trust (DCP Master Trust), which invests in various funds that are available to participants including Target Date Funds, Index Funds, and Active Funds. The Plan and the Oxy Retirement Plan each own an undivided interest in the DCP Master Trust.

During 2020 and 2019, the Plan also invested in three Master Trust Investment Accounts (MTIA): a synthetic GIC fund managed by Invesco (GIC MTIA), a convertible bond fund managed by Advent Capital Management (Advent MTIA), and a small cap equity fund managed by Alliance Bernstein Institutional Investment Management (Bernstein MTIA).  The Plan and the Oxy Retirement Plan each own an undivided interest in the GIC MTIA.  The Plan and the Oxy Master Retirement Trust each own an undivided interest in the Bernstein MTIA. Prior to April 3, 2020 the Plan and the Oxy Master Retirement Trust each owned an undivided interest in the Advent MTIA. Effective April 3, 2020 the Advent MTIA was terminated, unless the participant elected otherwise, its funds in the Plan were mapped to the participant's applicable Target Date Funds as of that date.

The following table presents the Plan interest in each master trust account (amounts in thousands):

	As of December 31,
	2020	2019
Plan interest in master trust accounts:
DCP Master Trust, at fair value	$1,708,438	$1,486,210
GIC MTIA, at contract value	302,238	299,106
Advent MTIA, at fair value	—	15,381
Bernstein MTIA, at fair value	72,390	89,040
Net assets	$2,083,066	$1,889,737

The following table presents the fair value of net assets held by the DCP Master Trust, in which the Plan owns an undivided interest (amounts in thousands):

	As of December 31,
	2020		2019
	Master Trust Balances	Plan's Interest in Master Trust Balances	Master Trust Balances	Plan's Interest in Master Trust Balances
Assets of DCP Master Trust:
Assets:
Investments at fair value as determined by quoted market price:
Short-term investment fund	$511	$343	$230	$153
Common/collective trust	2,074,589	1,392,439	1,796,703	1,191,998
Common stocks	19,128	12,838	7,174	4,759
Mutual funds	450,940	302,666	435,836	289,149
Total investments	2,545,168	1,708,286	2,239,943	1,486,059
Receivables:
Due from broker for securities sold	66	44	27	18
Accrued investment income	178	119	298	198
Total receivables	244	163	325	216
Total assets	2,545,412	1,708,449	2,240,268	1,486,275
Liabilities:
Due to broker for securities purchased	18	11	98	65
Total liabilities	18	11	98	65
Net assets of DCP Master Trust	$2,545,394	$1,708,438	$2,240,170	$1,486,210
Plan’s percentage interest in DCP Master Trust net assets		67%		66%

The following table presents the changes in the net assets of the DCP Master Trust, in which the Plan owns an undivided interest, as stated in the table above (amounts in thousands):

	Year Ended December 31,
	2020	2019
Net appreciation in fair value of investments:
Common/collective trust	$283,475	$353,240
Common stocks	5,980	838
Mutual funds	32,261	71,441
Net appreciation	321,716	425,519
Interest and dividends	8,639	11,691
Less investment expenses	(455)	(472)
Investment income	329,900	436,738

Transfers in	502,854	347,750
Transfers out	(527,530)	(353,789)
Changes in net assets	$305,224	$430,699

The following tables provide fair value measurement information for the DCP Master Trust, in which the Plan owns an undivided interest at December 31, 2020 and 2019 (amounts in thousands):

	Assets at fair value as of December 31, 2020
	Level 1	Level 2	Total
Short-term investment fund	$—	$511	$511
Common stocks	19,128	—	19,128
Mutual funds	450,940	—	450,940
Total assets in the fair value hierarchy	470,068	511	470,579

Investments measured at NAV
Common/collective trust			2,074,589
Total assets at fair value	$470,068	$511	$2,545,168

	Assets at fair value as of December 31, 2019
	Level 1	Level 2	Total
Short-term investment fund	$—	$230	$230
Common stocks	7,174	—	7,174
Mutual funds	435,836	—	435,836
Total assets in the fair value hierarchy	443,010	230	443,240

Investments measured at NAV
Common/collective trust			1,796,703
Total assets at fair value	$443,010	$230	$2,239,943

The following table presents the net assets held by the GIC MTIA, in which the Plan owns an undivided interest (amounts in thousands):

	As of December 31,
	2020		2019
	Master Trust Balances	Plan's Interest in Master Trust Balances	Master Trust Balances	Plan's Interest in Master Trust Balances
Assets:
Investments, at contract value (see Note 4):
Common/collective trusts	$7,913	$5,427	$15,095	$10,358
Synthetic guaranteed investment contracts:
Common/collective trusts - fixed income funds	432,757	296,811	420,799	288,753
Total investments	440,670	302,238	435,894	299,111
Receivables:
Accrued investment income	—	—	14	10
Total receivables	—	—	14	10
Total assets	440,670	302,238	435,908	299,121
Liabilities:
Accrued expenses	—	—	21	15
Total liabilities	—	—	21	15
Net assets of GIC MTIA	$440,670	$302,238	$435,887	$299,106
Plan’s percentage interest in GIC MTIA net assets		69%		69%

The following table presents the changes in net assets of the GIC MTIA, in which the Plan owns an undivided interest, as stated in the table above (amounts in thousands):

	Year ended December 31,
	2020	2019
Interest Income	$11,017	$12,815
Less investment expenses	(420)	(363)
Total investment income	10,597	12,452

Transfers in	102,783	37,495
Transfers out	(108,597)	(89,140)
Changes in net assets	$4,783	$(39,193)

The following table presents the fair value of the net assets held by the Advent MTIA, in which the Plan owned an undivided interest at December 31, 2019 (amounts in thousands). The investment in the Advent MTIA was terminated in April 2020.

	As of December 31,
	2019
	Master Trust Balances	Plan's Interest in Master Trust Balances
Assets of Advent MTIA:
Assets:
Investments at fair value as determined by quoted market price:
Short-term investment fund	$2,114	$891
Common/collective trust	86	36
Preferred stocks	1,981	835
Corporate bonds	34,461	14,523
Total investments	38,642	16,285
Cash and cash equivalents	74	31
Receivables:
Accrued investment income	88	37
Foreign currency contracts	18	8
Total receivables	106	45
Total assets	38,822	16,361
Liabilities:
Accrued expenses	110	46
Payable under securities lending agreement	2,114	891
Foreign currency contracts	100	43
Total liabilities	2,324	980
Net assets of Advent MTIA	$36,498	$15,381
Plan’s percentage interest in Advent MTIA net assets		42%

The following table presents the changes in the net assets of the Advent MTIA, in which the Plan owned an undivided interest at December 31, 2019, as stated in the table above (amounts in thousands). The investment in the Advent MTIA was terminated in April 2020.

	Year ended December 31,
	2020	2019
Net appreciation (depreciation) in fair value of investments:
Foreign currency transactions	$192	$345
Common stocks	—	2
Preferred stocks	(530)	629
Corporate bonds	(2,696)	6,456
Net appreciation (depreciation)	(3,034)	7,432
Interest and dividends	80	518
Less investment expenses	(26)	(374)
Investment income (loss)	(2,980)	7,576

Transfers in	620	2,885
Transfers out	(34,138)	(23,614)
Changes in net assets	$(36,498)	$(13,153)

    The following table provides fair value measurement information for the Advent MTIA, in which the Plan owned an undivided interest at December 31, 2019 (amounts in thousands). The investment in the Advent MTIA was terminated in April 2020.

	Assets at fair value as of December 31, 2019
	Level 1	Level 2	Total
Short-term investment fund	$—	$2,114	$2,114
Preferred stock	1,981	—	1,981
Corporate bonds	—	34,461	34,461
Foreign currency contracts	—	18	18
Total assets in the fair value hierarchy	1,981	36,593	38,574

Investments measured at NAV
Common/collective trust			86
Total assets at fair value	$1,981	$36,593	$38,660

	Liabilities at fair value as of December 31, 2019
Foreign currency contracts	$—	$100	$100
Total liabilities at fair value	$—	$100	$100

Prior to the investment being terminated in April 2020, the Advent MTIA participated in the Trustee’s Securities Lending Program (the Securities Lending Program) for its U.S. securities held in custody at the Trustee.  Under the Securities Lending Program, these securities are loaned by the Trustee to third-party broker-dealers in exchange for collateral (primarily cash), in compliance with the Department of Labor’s collateral requirements.  The collateral is at least 102% of the fair value of the borrowed securities. The cash received as collateral is invested in the Trustee’s Institutional Cash Reserves Fund, which is a short-term investment fund, or the Trustee’s Overnight Government Fund, which is an overnight government reverse repurchase investment fund.

The fair value of the Advent MTIA securities loaned was approximately $2,054,000 at December 31, 2019. Cash collateral of approximately $2,114,000 was held at December 31, 2019, with an offsetting liability.  Income earned during 2020 and 2019 was approximately $1,000 and $12,000, respectively, net of bank fees of approximately $1,000 and $7,000, respectively. This income is included as interest income for the Advent MTIA.

Prior to the investment being terminated in April 2020, the Advent MTIA used foreign currency derivatives to reduce foreign currency risk. The Advent MTIA did not designate these swaps as hedging instruments. Approximately $109,000 and $278,000 net gain from these derivatives were recognized in investment income for the years ended December 31, 2020 and 2019, respectively.

The following table shows the notional amount and fixed weighted average contract rate of foreign currency swap contracts outstanding as of December 31, 2019 (dollar amounts in thousands). The investment was terminated in April 2020.

	December 31, 2019
	Receive U.S. Dollars		Pay U.S. Dollars
Currency	Notional	Fixed Weighted Average Contract Rate	Notional	Fixed Weighted Average Contract Rate
EUR	5,967	1.114640	700	1.114501
GBP	1,019	1.310223	240	1.305983
HKD	8,887	7.795742	2,000	7.802212
CHF	586	0.978562	120	0.976791
JPY	439,100	109.271900	127,000	109.080900

    The Advent MTIA's foreign currency swaps outstanding at December 31, 2019 settled in January 2020. The Advent MTIA’s derivative instruments did not require collateral by either party. All of the Advent MTIA’s derivative transactions were in the OTC market and as a result, were subject to counterparty credit risk to the extent the counterparty was unable to meet its settlement commitments. The Advent MTIA’s sole counterparty is the Bank of New York Mellon, a related party.

The following table presents the fair value of net assets held by the Bernstein MTIA, in which the Plan owns an undivided interest (amounts in thousands):

	As of December 31,
	2020		2019
	Master Trust Balances	Plan's Interest in Master Trust Accounts	Master Trust Balances	Plan's Interest in Master Trust Accounts
Assets of Bernstein MTIA:
Assets:
Investments at fair value as determined by quoted market price:
Short-term investment fund	$4,592	$4,356	23,446	$14,917
Common/collective trust	2,417	2,293	4,107	2,613
Common stocks	74,258	70,449	135,969	86,503
Total investments	81,267	77,098	163,522	104,033
Receivables:
Due from broker for securities sold	138	131	—	—
Accrued investment income	61	58	154	98
Total receivables	199	189	154	98
Total assets	81,466	77,287	163,676	104,131
Liabilities:
Due to broker for securities purchased	265	251	274	174
Payable under securities lending agreement	4,592	4,357	23,446	14,917
Other	305	289	—	—
Total liabilities	5,162	4,897	23,720	15,091
Net assets of Bernstein MTIA	$76,304	$72,390	$139,956	$89,040
Plan’s percentage interest in Bernstein MTIA net assets		95%		63%

The following table presents the changes in the net assets of the Bernstein MTIA, in which the Plan owns an undivided interest, as stated in the table above (amounts in thousands):

	Year ended December 31,
	2020	2019
Net appreciation (depreciation) in fair value of investments:
Common stocks	$(8,813)	$26,638
Interest and dividends	1,290	2,183
Less investment expenses	(919)	(1,033)
Investment income (loss)	(8,442)	27,788

Transfers in	6,922	11,803
Transfers out	(62,132)	(18,798)
Changes in net assets	$(63,652)	$20,793

The following table provides fair value measurement information for the Bernstein MTIA, in which the Plan owns an undivided interest at December 31, 2020 and 2019 (amounts in thousands):

	Assets at fair value as of December 31, 2020
	Level 1	Level 2	Total
Short-term investment fund	$—	$4,592	$4,592
Common stocks	74,258	—	74,258
Total assets in the fair value hierarchy	74,258	4,592	78,850

Investments measured at NAV
Common/collective trust			2,417
Total assets at fair value	$74,258	$4,592	$81,267

	Assets at fair value as of December 31, 2019
	Level 1	Level 2	Total
Short-term investment fund	$—	$23,446	$23,446
Common stocks	135,969	—	135,969
Total assets in the fair value hierarchy	135,969	23,446	159,415

Investments measured at NAV
Common/collective trust			4,107
Total assets at fair value	$135,969	$23,446	$163,522

The Bernstein MTIA also participated in the Securities Lending Program for its U.S. securities held in custody at the Trustee to provide incremental income during the years ended December 31, 2020 and 2019.  Details of the Securities Lending Program are discussed above.

The fair value of securities loaned was approximately $4,385,000 and $22,708,000 at December 31, 2020 and 2019, respectively.  Cash collateral of approximately $4,592,000 and $23,446,000 was held at December 31, 2020 and 2019, respectively, with an offsetting liability.  Income earned during 2020 and 2019 was approximately $7,000 and $25,000, respectively, net of bank fees of approximately $4,000 and $13,000, respectively. This income is included as interest income for the Bernstein MTIA.

(7)    Related-Party Transactions

The Trustee and Oxy are parties in interest as defined by ERISA.  The Trustee invests certain Plan assets in its Collective Short-Term Investment Fund and the Oxy Stock Fund.  Such transactions qualify as party-in-interest transactions permitted by the Department of Labor regulations.  Oxy paid approximately $677,000 and $628,000 on behalf of the Plan to various vendors for the Plan’s administrative expenses during 2020 and 2019, respectively.

(8)    Plan Termination

Although it has not expressed any intent to do so, Oxy has the right under the Plan’s provisions to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

(9)    Tax Status

The Internal Revenue Service (IRS) has determined and informed Oxy, by a letter dated September 25, 2013, that the Plan and related trust are designed in accordance with applicable sections of the IRC.  Although the Plan has been amended since receiving the determination letter, the Committees, using their judgment and the advice of their advisors, believe that the Plan is currently designed and operating in a manner that preserves its tax-qualified status, with the exceptions of certain immaterial operational errors that have been, or are being, remedied in compliance with applicable programs of the IRS or the Department of Labor.
U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by the IRS; however, there are currently no audits for any tax periods in progress.

(10)    Risks and Uncertainties

The Plan invests in various types of investment securities.  Investment securities are exposed to various risks, such as interest rate, market, and credit risks.  Due to the level of risk associated with investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits. Risks associated with the Oxy Stock Fund include those disclosed by Oxy in its annual report on Form 10-K filed with the U.S. Securities and Exchange Commission and its other public filings and disclosures.

Additionally, some mutual funds invest in the securities of foreign companies, which involve special risks and considerations not typically associated with investing in U.S. companies.  These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments.  Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than similar types of securities of comparable U.S. companies.

Certain derivative financial instruments are used by the Plan’s equity and fixed-income investment managers to remain fully invested in the asset class and to hedge currency risk.

As of December 31, 2020 and 2019, approximately 10% and 17%, respectively, of total Plan investments were invested in shares of Oxy common stock.

Beginning in the first quarter of 2020, the COVID-19 pandemic adversely affected the global economy, disrupted global supply chains and created significant volatility in financial markets. In addition, the COVID-19 pandemic resulted in travel restrictions, business closures and the institution of quarantine measures and other restrictions on movement in many communities. As a result, there was a significant reduction in demand for and prices of crude oil, natural gas and natural gas liquids. While the worldwide economy continues to be impacted by the ongoing effects of the COVID-19 pandemic, certain restrictions, including stay-at-home orders in certain areas, have been lifted, which has resulted in an increase in oil and gas demand. The combination of increased oil and gas demand and a gradual increase in supply from members of the Organization of the Petroleum Exporting Countries (OPEC) and 10 non-OPEC partner countries (OPEC+) resulted in price support for an average WTI oil price above $57 per barrel for the first quarter of 2021. The oil price recovery could be negatively impacted by a resurgence of COVID-19 cases and slow vaccine distribution in certain large international economies. We expect that oil prices in the near-term will continue to be influenced by supply decisions made by OPEC+ as well as the duration and severity of the COVID-19 pandemic and its resulting impact on oil and gas demand. The duration and severity of the COVID-19 pandemic may materially and adversely affect the Plan Sponsor’s business, results of operations, and financial condition.

(11)    Reconciliation of the Financial Statements to the Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 to be filed by October 15, 2021 (amounts in thousands):

	As of December 31,
	2020	2019
Net assets available for benefits per the financial statements	$2,342,987	$2,319,544
Amounts allocated to withdrawing participants	(3,537)	(224)
Net assets available for benefits per the Form 5500	$2,339,450	$2,319,320

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 to be filed by October 15, 2021 (amounts in thousands):

	Year ended December 31,
	2020	2019
Benefits paid to participants per the financial statements	$284,320	$232,943
Amounts allocated to withdrawing participants at December 31, 2020 and 2019	3,537	224
Amounts allocated to withdrawing participants at December 31, 2019 and 2018	(224)	(100)
Benefits paid to participants per the Form 5500	$287,633	$233,067

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit payments that have been processed and approved for payment prior to December 31st, but are not yet paid as of that date.

OCCIDENTAL PETROLEUM CORPORATION	Schedule 1
SAVINGS PLAN
EIN #95-4035997, Plan #001
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2020
(Dollar amounts in thousands)

(a)	(b)	(c)	(d)	(e)
		Description of investment,
		including maturity date, rate of
Related	Identity of issue, borrower,	interest, collateral, par, maturity		Current
party	lessor, or similar party	value, or duration	Cost (1)	value
	Short-Term Investment Fund:
*	BNY Short-Term Investment Fund (2)	A collective trust investing in short-term securities, 5,947,345 units		5,947
	Common stock:
*	Occidental Petroleum Corporation (2)	Common stock, 13,136,066 shares	357,435	227,385

*	Notes receivable from participants	1,856 participant loans, various maturities ranged from January 2020 to October 2030, interest rates range from 3% to 7%, balances collateralized by participant account		21,221
	Plan interest in master trust accounts:
	Oxy Defined Contribution Plan Master Trust Account	Participation in master trust agreement		1,708,438
	Oxy Combined Alliance Bernstein Master Trust	Master trust investment account, 837,749 units		72,390
	Guaranteed Investment Contracts Master Trust	Master trust investment account, 12,399,384 units		302,238
		Total Plan interest in master trust accounts		2,083,066
		Total		$2,337,619

(1)	Cost information omitted for participant-directed investment.
(2)	Includes non-participant-directed investments.
*	Represents a party-in-interest, as defined by ERISA.

See accompanying independent auditor’s report.

OCCIDENTAL PETROLEUM CORPORATION	Schedule 2
SAVINGS PLAN
EIN #95-4035997, Plan #001
Schedule H, Line 4j - Schedule of Reportable Transactions
Year ended December 31, 2020
(Dollar amounts in thousands)

Identity of party involved	Description of asset (includes interest rate and maturity in case of loan)	Purchase Price	Selling Price	Lease Rental	Expense Incurred with Transaction	Cost of Asset	Current Value of Asset on Transaction Date	Net gain
Series of transactions:
* Bank of New York	EB Temporary Investment Fund:
	258 Acquisitions	$205,084	$—	$—	$—	$205,084	$205,084	$—
	250 Dispositions	$—	$207,660	$—	$—	$207,660	$207,660	$—

*  Represents a party-in-interest, as defined by ERISA.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Occidental Petroleum Corporation Savings Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

OCCIDENTAL PETROLEUM CORPORATION SAVINGS PLAN

By	/s/ Michele Oubre
Michele Oubre - Chair of the
Occidental Petroleum Corporation
Pension and Retirement Plan Administrative Committee

Dated:  June 28, 2021

Exhibit Index

Exhibit
No.	Exhibit

23.1	Consent of Independent Registered Public Accounting Firm